

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2015

Via E-mail
Carmen Amalia Corrales
Partner
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

> **Re:** **United Mexican States**
> **Form 18-K for Fiscal Year Ended December 31, 2013**
> **Filed November 5, 2014, as amended November 17, 2014 and**
> **November 25, 2014**
> **File No. 333-03610**

Dear Ms. Corrales:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 18-K for Fiscal Year Ended December 31, 2013

Exhibit D

1.   To the extent possible, please update all statistics in the Form 18-K to provide the most recent data.

Summary, page D-2

2.   We note that you have provided annualized data for the first six months of 2014. Please advise us whether the assumptions for the remainder of 2014 and the results to date support annualizing this information.

Form of Government, page D-6

3.   We note your disclosure on page D-8 that the total federal electoral votes needed for national parties to maintain registration status in federal elections will be increased to 3%. Please revise to provide the previous percentage of votes needed for national parties to maintain registration status in federal elections.

Internal Security, page D-11

4.   Please revise to update this section. To the extent material, please discuss the impact of crime, including homicides, kidnappings and violent crimes, on Mexican electoral politics, Mexican public finance and the Mexican economy, in particular tourism.

The Economy, page D-12

The Role of the Government in the Economy; Privatization, page D-12

5.   In the second paragraph, please discuss the types of entities by industry that continue to be Government-owned or controlled.

6.   We note your disclosure regarding the active telecommunications and natural gas concessions granted from 1995 through September 29, 2014. Please revise to disclose the number of active concessions granted in the telecommunications and natural gas industries in each of the last two years.

Employment and Labor, page D-30

7.   Please revise to include additional disclosure on the unemployment rate with respect to age and gender. As we note your disclosure that unemployment is particularly widespread in rural areas, please also revise to provide the unemployment rate with respect to segments of the population.

8.   We note your disclosure on page D-59 that the agricultural industry employed approximately 13.7% of the economically active population as of June 30, 2014. Here, or in your Principal Sectors of the Economy discussion beginning on page D-33, please provide employment data for each sector of the economy.

Principal Sectors of the Economy, page D-33

Manufacturing, page D-33

9.   We note your Industrial Manufacturing Output chart on page D-34. Please expand your disclosure to explain the underlying reasons for the increase in industrial manufacturing output for the computers and electronic products and transportation equipment sectors.

Petroleum and Petrochemicals, page D-36

10.   We note your disclosure that PEMEX's total consolidated export sales decreased by 11.0% in 2013 primarily due to a decrease in the volume of crude oil exports and a decrease in prices. In addition, we note your disclosure on page D-80 that petroleum exports decreased by 6.5% in 2013 and by 6.7% for the first six months of 2014. Here or in a separate section, please revise to briefly explain the cause(s) of the decrease in petroleum exports.

Production, page D-44

Commercial Activities, page D-44

11.   We note you indicate in your Crude Oil Exports by Country table on page D-47 that PEMEX's crude oil export sales to the United States have decreased since 2009 while crude oil export sales to Spain and India have increased. Please revise to explain. In addition, to the extent you believe that these represent material trends, please disclose.

Taxes and Duties, page D-49

12.   We note your disclosure that no assurance can be given that PEMEX's tax regime will not change in the future. Please revise to clarify whether there are any current plans to change PEMEX's tax regime.

Agriculture, page D-57

Industry Performance, page D-59

13.   We note your disclosure that the agriculture sector accounted for approximately 3.2% of Mexico's total GDP in 2013. Please revise to reconcile this percentage with the figures presented in the table on page D-26.

Sugar Industry, page D-60

14.   We note your disclosure that sugar harvesting levels increased in 2013. Please revise your disclosure to briefly explain this increase.

Communications, page D-62

15.   We note your disclosure in this section regarding the number of telephone lines in service per 100 inhabitants. Please revise this section to include disclosure regarding cellular mobile telephone and internet services in Mexico.

Electric Power, page D-63

16.   We note your disclosure that while there has been an overall increase in the number of hours of electricity produced since 2009, the number of gigawatt hours of electricity decreased in 2013 as compared to 2012. Please revise to explain this decrease.

Banking Supervision and Support, page D-69

Commercial Bank Performance, page D-74

17.   We note your disclosure that the past-due loan ratio of commercial banks was 3.1% at December 31, 2013, as compared to 2.3% at December 31, 2012. Please revise your disclosure to explain the increase in this ratio.

IMF Credit Lines, page D-90

18.   Please revise to update this section in light of the fact that the IMF renewed a successor two-year arrangement under the Flexible Credit Line on November 26, 2014.

Direct Foreign Investment in Mexico, page D-92

19.   Please revise your disclosure to include a discussion of the reasons for any material increases or decreases in foreign direct investment in 2013 as compared to 2012 and for the first six months of 2014.

Public Sector Budgetary Expenditures, page D-109

20.   Please expand the discussion of the budget to include more specific categories of expenditures.

Public Debt, page D-113

External Public Debt, page D-115

21.   We note that your Summary of External Public Debt by Type chart on page D-118 appears to show a trend of increasing public debt. We further note you indicate on page D-116 that this increase in 2013 is due, in part, to an increase in net external indebtedness

of U.S. $12.8 billion. Please revise to explain the increase in net external indebtedness of U.S. $12.8 billion.

<u>Closing Comment</u>

Please direct any questions about these comments to me at (202) 551-3758 or Ellie Quarles, Special Counsel, at (202) 551-3238.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney